EXHIBIT 10.51

Transaction Bonus Summary

The Company’s Board of Directors has determined that it is appropriate to provide bonuses (collectively, the “Bonus Pool”) to certain executive officers of the Company for their assistance in effectuating a strategic transaction for the Company. The Bonus Pool will accrue at an amount equal to:

(a)	0.5% times the amount of consideration that a purchaser will pay to complete the transaction (the “Purchase Price”) up to Cdn. $100 million; plus

(b)	1.5% times the amount that the Purchase Price exceeds Cdn. $100 million.

Keith J. Carlson, the Company’s President and Chief Executive Officer, will be entitled to an amount equal to 50% of the Bonus Pool, with the remaining 50% of the Bonus Pool to be divided among certain executive officers of the Company which the Company’s Board of Directors deem had important roles in the consummation of the transaction. Any bonus payable to the Company’s executive officers from the Bonus Pool is contingent on the consummation of the transaction and upon such executive officers’ satisfaction of all their respective obligations before and up to three months after the closing if required by a potential buyer.

If the Company’s investment management business is acquired by Mackenzie Financial Corporation, the value of this business will not be included in the Bonus Pool. If the advisory portion of that business is sold, the value received for that operation will be included in the Bonus Pool. The value of any cash or investments repatriated to Mackenzie Financial Corporation will be included in the calculation of the Bonus Pool.

If the Company absorbs any ongoing costs as a result of a transaction, such as lease termination expenses, such costs will generally be deducted from the sales proceeds for purposes of calculating the Bonus Pool.

This Bonus Pool will be payable solely in connection with the completion of a transaction and will not be included for purposes of calculating constructive or other dismissal related payments.